September 13, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Soldino Group Corp

Registration Statement on Form S-1 Amendment 4

Filed August 31, 2017

File No. 333-218733

Ladies and Gentlemen:

On behalf of Soldino Group Corp (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933 (the “Securities Act”), and the rules and regulations promulgated thereunder, please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR a complete copy (including certain exhibits) of the above-referenced Registration Statement on Form S-1 Amendment 4 (the “Registration Statement”) as well as the following responses to the comment letter dated September 8, 2017 from the Staff regarding the draft of the registration statement that was submitted confidentially in accordance with the JOBS Act on September 12, 2017.

General

1.     We note your response to comment 1. Please update the disclosure throughout the registration statement to include the nearest practicable date. For example, the disclosure still states on page 6 that the shares outstanding prior to the offering is as of February 21, 2017.

Answer to Comment 1: The Company advises the Staff that the disclosure throughout the registration statement is revised and updated to the nearest practicable date, July 31, 2017.

2.     We reissue prior comment 3 in part. We continue to note the risk factor on page 9 that continues to reflect the company’s ability to change the use of proceeds. The company may reserve the right to change the use of proceeds, provided that the reservation is due to certain contingencies that are discussed specifically and the alternatives to the use in that event are indicated. See Instruction 7 to Item 504 of Regulation S-K. You have not discussed specifically the contingencies and alternatives to the use. Please revise to provide the specific contingencies where the use of proceeds would change and the alternatives to the use in that event, or remove the references.

Answer to Comment 1: The Company advises the Staff that the references have been removed.

/s/ Aurora Fiorin

President of Soldino Group Corp